December 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor or Mary Beth Breslin

Re:	Harvest Health & Recreation Inc. Form 10-12G Filed November 5, 2020 File No. 000-56224

Dear Mr. Gabor and Ms. Breslin:

We are submitting this letter on behalf of Harvest Health & Recreation Inc. (the “Company”) in response to the comments from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance, Office of Life Sciences (the “Staff”) received by letter dated December 2, 2020 (the “Staff Letter”) relating to the Company’s Registration Statement on Form 10-12G (File No. 000-56224) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Form 10-12G

General

1.	Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and understands that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended, once the Registration Statement goes effective, on January 4, 2021. The Company will continue to respond to the Staff’s comments until all of the Staff’s comments have been addressed.

Securities and Exchange Commission

December 21, 2020

Implications of Being an Emerging Growth Company, page 1

2.	Your disclosure indicates that you qualify as an emerging growth company under the JOBS Act. Please revise to disclose in the filing, including MD&A, whether you intend to take advantage of the extended transition period allowed for emerging growth companies for complying with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act of 1933.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 71 and revised its risk factor disclosure on page 59 of Amendment No. 1 to state that the Company will not take advantage of the extended transition period for emerging growth companies for complying with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act of 1933.

Description of the Business

Overview of Our Business, page 11

3.	We note that you have “therapeutic cannabis” products sold in Colorado. Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to describe the regulatory status of these products.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to remove all uses of the word “therapeutic” in describing the cannabis products sold by the Company.

The Cannabis Industry and Our Business Lines, page 11

4.	Where you discuss the status of cannabis under the state law in this section, please also disclose that cannabis is illegal under U.S. federal law and in those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to state that cannabis is illegal under U.S. federal law and in those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

5.	We note your disclosure on page 65 that you entered into a plan to abandon certain product lines or lines of business to include CBD products and items of inventory. Please revise here, or elsewhere in your Description of the Business, to include a discussion of the product lines you plan to abandon or tell us why this information is not material to an understanding of the business taken as a whole.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 65 to provide a description of our plan to abandon certain product lines or lines of business, to include CBD, and items of inventory.

Cultivation, page 12

6.	Please revise to quantify your improved product yield at your growing facilities.

RESPONSE: In response to the Staff’s comment, the Company has added a brief discussion regarding our improved product yield on page 12 of Amendment No. 1.

Principal Products or Services, page 14

7.	Please revise to provide additional disclosure concerning your principal products. For instance, revise, as applicable, to discuss whether there are differences in terms of their respective markets and whether each brand is sold in all of your retail dispensaries.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 1 under the heading “Principal Products or Services” to provide information regarding the respective markets for our principal products.

8.	We note your disclosure on F-9 that the Company has license agreements in place whereby a third-party licenses to use and operate a cannabis licenses owned by Company. Please include a discussion of these license agreements or tell us why this information would not be material to an understanding of the business taken as a whole.

RESPONSE: In response to the Staff’s comment, the Company has included a brief discussion of its license agreements on page 14 of Amendment No. 1 under the heading “Principal Products and Services” and has added additional disclosure in Amendment No. 1 on page F-9 of our unaudited consolidated interim financial statements for the nine months ended September 30, 2020, page F-12 of our audited consolidated financial statements for the year ended December 31, 2019, and page F-9 of our audited consolidated financial statements for the year ended December 31, 2018, in each case, as included in Note 2 under the heading “(o) Revenue Recognition.”

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

Item 1A. Risk Factors, page 32

9.	We note your reference on page 39 to directors, officers and employees who are not U.S. citizens. Please add a risk factor addressing the difficulty U.S. shareholders may face in effecting service of process against your officers or directors, enforcing judgments obtained in U.S. courts or bringing an original action in foreign courts to enforce liabilities under the U.S. federal securities laws against them.

RESPONSE: In response to the Staff’s comment, the Company has added a risk factor under the heading “There may be difficulty in enforcing judgments and effecting service of process on directors and officers that are not citizens of the United States” on page 53 of Amendment No. 1.

The recent outbreak of COVID-19 may have a significant negative impact on our business and financial results, page 57

10.	Please update your disclosure in this section, and in the Management’s Discussion and Analysis, to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. For guidance, please refer to CF Disclosure Guidance Topic 9A (June 23, 2020), available on the Commission’s website.

RESPONSE: In response to the Staff’s comment, the Company has revised the risk factor on page 57 of Amendment No. 1 and the disclosure in the Management Discussion and Analysis under the heading “Liquidity and Capital Resources” on page 69 of Amendment No. 1 to address the impact of COVID-19 on the Company’s business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019 Revenue, page 64

11.	We note the significant increases in revenues were driven by the addition of new and acquired dispensaries as well as growth in existing cultivation, manufacturing, retail operations and licensing revenues. Please expand your discussion of all periods presented to address and quantify each of the significant factors that materially impacted revenues each period. For example, please specify the amount of the increase related to acquisitions, to new dispensaries, and to growth in existing operations along with changes in prices. In addition, quantify the increase related to licensing revenues. The discussion of cost of goods sold and gross profit/margin should be similarly revised to discuss and quantify significant factors for the variances. Refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codifications for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 65 of Amendment No. 1 to address the Staff’s comments and to replace the interim financial information in the Registration Statement with interim financial information for the nine month period ended September 30, 2020.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

Total Other Income (Expense), page 64

12.	Revise to disclose the nature of the $10.5 million gain on the payment of contingent consideration to former CBx owners. Please also discuss the noncash gain on earn-out of $13.9 million in the statements of cash flows on page F-6 and clarify whether these amounts are related. In addition, discuss the noncash gain on deconsolidation of $6.2 million included in the statements of cash flows and explain to us the accounting treatment that resulted in this gain.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure related to the $10.5 million gain on the payment of contingent consideration on page 64 to Amendment No. 1 and on page F-25 of the unaudited consolidated interim financial statements for the nine months ended September 30, 2020.

In response to the Staff’s question on the deconsolidation gain of $6.2 million, the Company has provided additional disclosure in Note 9 to the audited consolidated financial statements for the year ended December 31, 2019 under the heading “Other Acquisitions.”

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018 Total Expenses, page 66

13.	Please revise to quantify and discuss each of the factors contributing to the significant increase in expenses for the twelve months ended December 31, 2019 and 2018. The discussion should also provide specific details of the fixed and intangible asset impairments and the $31,788 provision for bad debts and credit losses included in the statements of cash flows on page F-6.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure under the heading “Total Expenses” on page 66 to Amendment No. 1 to discuss the factors contributing to the significant increase in expenses for the twelve months ended December 31, 2019 and 2018.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017 Total Expenses, page 67

14.	Please explain the nature of the transactions of $14.2 million included in expense for the year ended December 31, 2018.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure under the heading “Total Expenses” on page 67 of Amendment No. 1 to explain the nature of the transactions constituting the $14.2 million expense.

Transactions with Related Parties, page 70

15.	We note the transactions with related parties disclosed on pages 70 and 96. Please revise your financial statements to clearly label related party transactions. Refer to ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

RESPONSE: In response to the Staff’s comments, the Company has revised its consolidated statements of loss and consolidated balance sheets to clearly label related party transactions.

16.	You disclose the secured revolving notes mature between December 2019 and February 2020 and the principal is due at maturity. Please disclose whether the terms were amended or the notes are in default and discuss your expectations for repayment.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 97 of Amendment No. 1 to provide details regarding the default and status of these secured revolving notes.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 79

17.	Please revise footnotes (7), (9), (10) and (11) to disclose the individual(s) with voting and investment control over the shares held by the entities listed in the table.

RESPONSE: In response to the Staff’s comment, the Company has revised footnotes (10), (12), (13) and (14), which were previously footnotes (7), (9), (10) and (11), on page 80 of Amendment No. 1 to identify the individuals or entities with voting and investment control over the shares held by entities listed in the beneficial ownership table.

Item 10. Recent Sales of Unregistered Securities, page 102

18.	Please expand your disclosure to name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in Item 10 of Amendment No. 1 to identify the class of persons to whom the securities were sold in each transaction.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

Interim Unaudited Condensed Consolidated Financial Statements

Statements of Cash Flows, page F-5

19.	We see the cash flows used by operating activities include $12.7 million for “accrued expenses and other liabilities” which represents 60% of the operating cash flows. Since there is no line item with that title on the balance sheet, please make the necessary clarifications.

RESPONSE: The “accrued expenses and other liabilities” line item on the Company’s statement of cash flows includes non-cash adjustments that are being excluded from the change in accrued expenses and other liabilities. It is our view that separating these amounts out would not provide any further useful information. The non-cash exclusions consist of (i) a $6.0 million add back to “other accrued expenses” as a result of property, plant and equipment additions accrued for as of the December 31, 2019 year end that were paid subsequent to year end and are reflected as a property, plant and equipment addition in the cash flows from investing activities line item on our statement of cash flows and (ii) a non-cash reduction in “other liabilities” of $5.0 million that is shown as a source, as the liability decreased due to being paid in equity securities of the Company and is therefore added back to the cash flow on the line item “accrued expenses and other liabilities.”

Note 2(e) Revenue Recognition, page F-8

20.	We note that you have license agreements in place whereby a third-party licenses to use and operate cannabis licenses owned by you. The determination of recording revenues under these contracts is based on your analysis of the contract terms under the guidance in Topic 606 principal vs agent considerations and that as a result, a portion of your revenue is recorded on a gross basis. Please clarify the revenue recorded on a gross basis and help us better understand how you made the determination that you were the principal in these contracts, including the specific factors you considered in the guidance in ASC 606-10-55-36 through 55-40.

RESPONSE: The Company has agreements in place whereby third-parties provide services or licenses the right to operate certain aspects of cannabis facilities owned by the Company. Under the terms of these agreements, the service provider operates various aspects of the business including procurement, production, regulatory compliance, marketing and sales, subject to oversight by the Company. The Company pays the service provider a fee for its services or in the case of licenses, the licensor pays the Company a license fee. The $18.2 million of revenue for the nine months ended September 30, 2020 and $19.4 million in the year ended December 31, 2019 is recorded on a gross basis, as the Company is the principal pursuant to these agreements. The determination that the Company was the principal under these agreements was made in accordance with ASC 606-10-55-36 through 55-40 and consists of the following analysis. The Company analyzed the agreements first to determine what the specified good or service is that is being provided. Secondly, whether the Company is in control of the goods prior to the goods being transferred to the customer. The specified goods consist of various cannabis products sold either in a retail location or wholesale. In order to determine whether the Company had control of the specified goods prior to transfer to the customer, the terms of the agreements to provide the goods to the customers were evaluated. Pursuant to the terms of the agreements, the Company is at all times the owner of the products which is the marijuana and marijuana concentrates. Further, the service provider would not be able to sell the products to the customer without the use the of the Company’s license which permits it to sell marijuana under state law.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

In response to the Staff’s comment, the Company has included a brief discussion of its license agreements on page 14 of Amendment No. 1 under the heading “Principal Products and Services” and has added additional disclosure in Amendment No. 1 on page F-9 of our unaudited consolidated interim financial statements for the nine months ended September 30, 2020, page F-12 of our audited consolidated financial statements for the year ended December 31, 2019, and page F-9 of our audited consolidated financial statements for the year ended December 31, 2018, in each case, as included in Note 2 under the heading “(o) Revenue Recognition.” We also call your attention to the Company’s response to comment No. 8 above.

Note 3 Discontinued Operations, page F-9

21.	We note the discussion of discontinued operations. Please tell us how this meets the requirements of a strategic shift that has (or will have) a major effect on your operations and financial results as outlined in ASC 205-20-45-1 and 45-1C.

RESPONSE: In accordance with ASC 202-20-45-1D, the Company classified the California assets acquired from Interurban Capital Group, LLC (formerly Interurban Capital Group, Inc.) (“ICG”) as discontinued operations. ICG was acquired by the Company on March 13, 2020, which is disclosed in Note 9 to the unaudited interim consolidated financial statements for the nine months ended September 30, 2020, and subsequent to the acquisition of ICG, the Company completed a spinoff of certain assets consisting of primarily retail operations located in California. The assets were then sold to Hightimes Holding Corp. (“Hightimes”). The Company determined the California assets met the requirements of ASC 202-20-45-1E, as management had committed to a plan to sell, it was ready to sell, it located a buyer and then sold the assets. For these reasons, the sale of ICG met the requirements to be classified as discontinued operations.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

With respect to the CBD products that were classified as discontinued operations, the Company considered the guidance in ASC 205-20-45-1 and 45-1C. ASC 205-20-45-1B which states that: “A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a.	The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

b.	The component of an entity or group of components of an entity is disposed of by sale.

c.	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).”

During the nine months ended September 30, 2020, the CBD products line met the criteria in ASC 205-20-45-1B(c) as the products were abandoned. The Company acknowledges the Staff’s comment regarding the shift having a major effect on the Company’s operations and financial results. The Company respectfully responds that the investments made in the pursuit of the CBD lines were substantial and estimated revenues would have been substantial. The Company entered into an agreement to access a distribution network that cost $2.2 million. The CBD product lines were to be distributed to more than 10,000 retail stores including convenience stores and gas stations across the country. The multi-million-dollar partnership with the Asian American Trade Associations Council (“AATAC”) involved working with one of the largest trade associations for independent convenience and gas stations in the country, with 50,000 primary and affiliate members and a reach of almost 90,000 locations that control over 60% of the market. The AATAC’s primary and affiliate members operate many franchises of the most popular branded retailers such as 7-11, Circle K, Sunoco, Chevron, 76, BP, Arco, ampm, Kangaroo, Shell, Marathon, and many others. The group estimated convenience stores and gas stations would account for $8-10 billion of what was expected to be a $22 billion CBD market in three years. This component of the Company was disposed of by abandonment due to a strategic shift and a lack of sales.

With respect to the Michigan operations that were classified as discontinued operations, the Company considered the guidance in ASC 205-20-45-1 and 45-1C. ASC 205-20-45-1B which states that: “A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a.	The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

b.	The component of an entity or group of components of an entity is disposed of by sale.

c.	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).”

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

The Company had approximately 69 acres of land and six provisional grower licenses in Arlington Township, allowing up to 1,500 plants per license or greater than 120,000 square feet of total cultivation area. In addition, the Company had one retail license for a medical dispensary in Battle Creek, Michigan which began operations in January 2020, marking the Company’s entrance into its seventh U.S. market. In conjunction with the departure of our former Executive Chairman in March 2020, the Company underwent a strategic shift resulting in a new streamlined operational focus where it was determined to be necessary to abandon our Michigan operations in order to direct resources toward four core markets.

Note 16 Fair Value and Risk Management, page F-23

22.	Please revise to disclose the methodologies and significant assumptions you used to estimate fair value of contingent consideration and the warrant liability.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of the audited consolidated financial statements for the year ended December 31, 2019 and page F-25 of the unaudited consolidated interim financial statements for the nine months ended September 30, 2020, each as included in Amendment No. 1, to disclose the methodologies and significant assumptions we used to estimate fair value of contingent consideration and the warrant liability.

Consolidated Financial Statements for the Years Ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm, page F-2

23.	We note the audit report indicates that Haynie & Company has been your auditor since 2018. However, the disclosure in Item 14 on page 113 indicates that they were appointed effective January 1, 2020. Please make the revisions necessary to correct this discrepancy.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 1 to provide that Haynie & Company has served as the Company’s auditor since January 1, 2018.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

Consolidated Statements of Loss, page F-4

24.	Please tell us where you have provided disclosure related to the fixed and intangible asset impairments of $16,977 and contract and other asset impairments of $35,098 recorded in fiscal 2019, including the reason for the impairments and how the amounts were determined.

RESPONSE: Our disclosure regarding the fixed asset impairment is included in Note 7 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018. The Company has included additional disclosure regarding this impairment in response to the Staff’s comment No. 13 above.

The disclosures for the intangible impairments are included in Note 10 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018.

The disclosure for the contract asset impairments are included in Note 6 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018, which describes $28.9 million and $1.2 million of credit losses recorded, respectively. The disclosure for the additional $5.0 million in contract assets impairments is included in Note 8 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018.

Note 9 Acquisitions, page F-21

25.	Please explain to us where you have provided the disclosures required by ASC 805 for the acquisitions of Harvest of Michigan, Harvest of California, Harvest Mass Holdings and Harvest of Maryland.

RESPONSE: The Company completed a reverse takeover (“RTO”) on November 14, 2018 in which it was deemed to be the acquirer for accounting purposes under ASC 805-10-55-12. Prior to the RTO, the Company had control of the entities in question and to the extent any elimination of non-controlling interests took place in the RTO, the change in ownership was accounted for as equity transaction in accordance with ASC 810-10-45-23. These items are disclosed in the Statement of Equity, contained in the audited consolidated financial statements for the years ended December 31, 2019 and 2018. For informational purposes, Harvest of Michigan, Harvest of California, Harvest of Mass Holdings and Harvest of Maryland were entities formed by the Company to apply for licenses or to hold other licenses the Company either applied for or acquired. In the instance of Harvest of California, the entity holds a license acquired and accounted for under ASC 805 but for which the value in the acquisition was $5.0 million or less and therefore not disclosed.

26.	Please revise to include a purchase price allocation for the aggregate consideration of $56,538 for the other acquisitions in fiscal 2019 discussed on page F-23 that includes the assets and liabilities and goodwill recorded in your financial statements. Refer to ASC 805-10-50.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the audited consolidated financial statements for the years ended December 31, 2019 and 2018 included in Amendment No. 1 to provide for a purchase price allocation for certain acquisitions.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281

Securities and Exchange Commission

December 21, 2020

Thank you for your consideration of our response. If you have any questions or require additional information, please do not hesitate to contact me at (480) 493-2571 or at 1155 W. Rio Salado Parkway, Suite 201, Tempe, Arizona 85281.

Very truly yours,

/s/ Nicole Stanton
Nicole Stanton
Vice President and General Counsel

cc:	Steve White, Chief Executive Officer
Harvest Health & Recreation Inc.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281